Exhibit 99.4

S.R. Batliboi & Associates LLP Chartered Accountants	THE SKYVIEW 10 18th Floor, "NORTH LOBBY" Survey No. 83/1, Raidurgam Hyderabad - 500 032, India Tel: +91 40 6141 6000

Independent Auditor’s Review Report on the Quarterly and Year to Date Unaudited Standalone Financial Results of the Company Pursuant to the Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended

Review Report to

The Board of Directors

Dr. Reddy’s Laboratories Limited

1.	We have reviewed the accompanying ‘Statement of Unaudited Standalone Financial Results for the quarter and nine months ended 31 December 2023’ (the “Statement”) of Dr. Reddy’s Laboratories Limited (the “Company”) attached herewith, being submitted by the Company pursuant to the requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (the “Listing Regulations”).

2.	The Company’s Management is responsible for the preparation of the Statement in accordance with the recognition and measurement principles laid down in Indian Accounting Standard 34, (Ind AS 34) “Interim Financial Reporting” prescribed under Section 133 of the Companies Act, 2013 as amended, read with relevant rules issued thereunder and other accounting principles generally accepted in India and in compliance with Regulation 33 of the Listing Regulations. The Statement has been approved by the Company’s Board of Directors. Our responsibility is to express a conclusion on the Statement based on our review.

3.	We conducted our review of the Statement in accordance with the Standard on Review Engagements (SRE) 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Institute of Chartered Accountants of India. This standard requires that we plan and perform the review to obtain moderate assurance as to whether the Statement is free of material misstatement. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

4.	Based on our review conducted as above, nothing has come to our attention that causes us to believe that the accompanying Statement, prepared in accordance with the recognition and measurement principles laid down in the aforesaid Indian Accounting Standards (‘Ind AS’) specified under Section 133 of the Companies Act, 2013 as amended, read with relevant rules issued thereunder and other accounting principles generally accepted in India, has not disclosed the information required to be disclosed in terms of the Listing Regulations, including the manner in which it is to be disclosed, or that it contains any material misstatement.

For S.R. BATLIBOI & ASSOCIATES LLP

Chartered Accountants

ICAI Firm registration number: 101049W/E300004

per Shankar Srinivasan
Partner
Membership No.: 213271

UDIN: 24213271BKEKYI4480.
Place: Visakhapatnam
Date: January 30, 2024

S.R. Batliboi & Associates LLP, a Limited Liability Partnership with LLP Identity No. AAB-4295

Regd. Office: 22, Camac Street, Block ‘B’, 3rd Floor, Kolkata-700 016

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN : L85195TG1984PLC004507

Tel      :+91 40 4900 2900

Fax     :+91 40 4900 2999

Email :mail@drreddys.com

www.drreddys.com

DR. REDDY'S LABORATORIES LIMITED

STATEMENT OF UNAUDITED STANDALONE FINANCIAL RESULTS FOR THE QUARTER AND NINE MONTHS ENDED 31 DECEMBER 2023

All amounts in Indian Rupees millions
		Quarter ended			Nine months ended		Year ended
		31.12.2023	30.09.2023	31.12.2022	31.12.2023	31.12.2022	31.03.2023
Sl. No.	Particulars	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
1	Revenue from operations
	a) Net sales/income from operations	40,389	48,037	38,624	142,460	120,498	162,989
	b) License fees and service income	442	154	172	763	3,115	6,002
	c) Other operating income	199	196	180	567	472	634
	Total revenue from operations	41,030	48,387	38,976	143,790	124,085	169,625

2	Other income	2,276	2,231	514	6,651	5,343	5,913

	Total income (1 + 2)	43,306	50,618	39,490	150,441	129,428	175,538

3	Expenses
	a) Cost of materials consumed	8,187	7,512	8,659	23,838	23,073	31,614
	b) Purchase of stock-in-trade	5,569	4,992	4,874	14,403	14,101	17,793
	c) Changes in inventories of finished goods, work-in-progress and stock-in-trade	(651)	(1,054)	(1,281)	(1,868)	227	1,295
	d) Employee benefits expense	7,823	7,837	7,084	23,062	20,675	28,326
	e) Depreciation and amortisation expense	2,464	2,458	2,388	7,294	6,865	9,232
	f) Impairment of non-current assets	-	-	10	-	10	51
	g) Finance costs	56	58	28	159	143	169
	h) Selling and other expenses	13,539	12,809	12,879	39,032	35,040	48,398

	Total expenses	36,987	34,612	34,641	105,920	100,134	136,878

4	Profit before tax (1 + 2 - 3)	6,319	16,006	4,849	44,521	29,294	38,660

5	Tax expense/(benefit)
	a) Current tax	1,569	3,960	1,988	10,916	6,322	8,641
	b) Deferred tax	(2)	120	(385)	533	3,568	3,891

6	Net profit for the period/year (4 - 5)	4,752	11,926	3,246	33,072	19,404	26,128

7	Other comprehensive income
	a) (i) Items that will not be reclassified to profit or loss	(8)	1	2	(6)	3	89

	(ii) Income tax relating to items that will not be reclassified to profit or loss	-	-	(31)	-	(31)	(53)

	b) (i) Items that will be reclassified to profit or loss	24	(802)	1,296	(257)	(2,278)	(928)

	(ii) Income tax relating to items that will be reclassified to profit or loss	(6)	201	(551)	65	697	358

	Total other comprehensive income	10	(600)	716	(198)	(1,609)	(534)

8	Total comprehensive income (6 + 7)	4,762	11,326	3,962	32,874	17,795	25,594

9	Paid-up equity share capital (face value Rs. 5/- each)	834	834	833	834	833	833

10	Other equity						203,909

11	Earnings per equity share (face value Rs. 5/- each)
	Basic	28.55	71.68	19.54	198.81	116.88	157.37
	Diluted	28.50	71.54	19.50	198.43	116.63	157.03
		(Not annualised)	(Not annualised)	(Not annualised)	(Not annualised)	(Not annualised)

See accompanying notes to the financial results.

DR. REDDY'S LABORATORIES LIMITED

Segment information		All amounts in Indian Rupees millions
		Quarter ended			Nine months ended		Year ended
		31.12.2023	30.09.2023	31.12.2022	31.12.2023	31.12.2022	31.03.2023
Sl. No.	Particulars	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	Segment wise revenue and results
1	Segment revenue
	a) Pharmaceutical Services and Active Ingredients	7,658	6,357	6,357	20,900	18,785	27,896
	b) Global Generics	35,726	43,995	34,298	129,399	109,348	147,999
	c) Others	66	128	110	325	368	497
	Total	43,450	50,480	40,765	150,624	128,501	176,392

	Less: Inter-segment revenue	2,420	2,093	1,789	6,834	4,416	6,767
	Total revenue from operations	41,030	48,387	38,976	143,790	124,085	169,625

2	Segment results
	Profit/(loss) before tax and interest from each segment
	a) Pharmaceutical Services and Active Ingredients	(397)	(540)	(671)	(1,533)	(1,822)	(1,336)
	b) Global Generics	6,832	16,174	7,498	45,498	37,662	46,716
	c) Others	198	108	(97)	297	(103)	(154)
	Total	6,633	15,742	6,730	44,262	35,737	45,226

	Less: (i) Finance costs	56	58	28	159	143	169
	(ii) Other un-allocable expenditure/(income), net	258	(322)	1,853	(418)	6,300	6,397
	Total profit before tax	6,319	16,006	4,849	44,521	29,294	38,660

Global Generics includes operations of Biologics business. Inter-segment revenue represents sale from Pharmaceutical Services and Active Ingredients to Global Generics at cost.

Segmental capital employed

As certain assets of the Company including manufacturing facilities, development facilities and treasury assets and liabilities are often deployed interchangeably across segments, it is impractical to allocate these assets and liabilities to each segment. Hence, the details for capital employed have not been disclosed in the above table.

Notes:

1	The above statement of unaudited standalone financial results of Dr. Reddy's Laboratories Limited ("the Company"), which have been prepared in accordance with the Indian Accounting Standards (''Ind AS'') prescribed under Section 133 of the Companies Act, 2013 ("the Act'') read with relevant rules issued thereunder, other accounting principles generally accepted in India and guidelines issued by the Securities and Exchange Board of India ("SEBI'') were reviewed and recommended by the Audit Committee and approved by the Board of Directors at their meetings held on 30 January 2024. The Statutory Auditors have carried out a limited review on the unaudited standalone financial results and issued unmodified report thereon.

2	License fee and service income for the year ended 31 March 2023 includes:
a. Rs. 2,640 million from sale of certain non-core dermatology brands in India to Eris Lifesciences Limited;
b. Rs. 1,399 million from sale of brands Styptovit-E, Finast, Finast-T and Dynapres to Torrent Pharmaceuticals Limited; and
c. Rs. 902 million from sale of brands Z&D, Pedicloryl, Pecef and Ezinapi to J B Chemicals and Pharmaceuticals Limited;
The amounts recognised above are adjusted for expected sales returns. These transactions pertain to the Company’s Global Generics segment.

3	“Other income” for the nine months ended 31 December 2023 includes Rs.540 million recognised in April 2023, pursuant to settlement agreement with Janssen Group, in settlement of the claim brought in the Federal Court of Canada by the Company and its affiliates for damages under section 8 of the Canadian Patented Medicines (Notice of Compliance) Regulations in regard to the Company’s ANDS for a generic version of Zytiga®(Abiraterone).This transaction pertains to the Company's Global Generics segment.

4	“Other income” for the nine months ended 31 December 2023 includes dividend income of Rs. 443 million declared by Kunshan Rotan Reddy Pharmaceutical Company Limited.

5	During the quarter and nine months ended 31 December 2023, an amount of Rs. 1,142 million and Rs. 3,405 million respectively and during the quarter and nine months ended 31 December 2022, an amount of Rs. 435 million and Rs. 2,806 million respectively, representing government grants has been accounted as a reduction from cost of material consumed.

6	The Company has considered the impact of recent tax regulations and developments, including updates to its estimate on the impact of adoption of the Taxation Laws (Amendment) Act 2019, in determining its “Tax expense/(benefit)” for the nine months ended 31 December 2023 and year ended 31 March 2023.

7	The Company received an anonymous complaint in September 2020, alleging that healthcare professionals in Ukraine and potentially in other countries were provided with improper payments by or on behalf of the Company in violation of U.S. anti-corruption laws, specifically the U.S. Foreign Corrupt Practices Act. The Company disclosed the matter to the U.S. Department of Justice (“DOJ”), Securities and Exchange Commission (“SEC”) and Securities Exchange Board of India. The Company engaged a U.S. law firm to conduct the investigation at the instruction of a committee of the Company’s Board of Directors. On 06 July 2021 the Company received a subpoena from the SEC for the production of related documents, which were provided to the SEC.
The Company made presentations to the SEC and the DOJ in relation to the investigation with respect to certain countries during the previous fiscal years. The Company also made a presentation to the SEC and the DOJ in relation to its Global Compliance Framework, including the ongoing enhancement initiatives, during the year ended 31 March 2023. The Company is complying with its listing obligations as it relates to updating the regulatory agencies. While the findings from the aforesaid investigations could result in government or regulatory enforcement actions against the Company in the United States and/or foreign jurisdictions, which can lead to civil and criminal sanctions under relevant laws, the outcomes including liabilities are not reasonably ascertainable at this time.

By order of the Board
For Dr. Reddy's Laboratories Limited

Place:	Hyderabad	G V Prasad
Date:	30 January 2024	Co-Chairman & Managing Director